Exhibit 11

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Earnings (loss) per Common Share

(unaudited)

(in thousands, except per share amounts)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Nov. 30, 2002	Dec. 1, 2001	Nov. 30, 2002	Dec. 1, 2001

Average shares of common stock outstanding	19,131	18,862	19,085	18,813
Dilutive potential common shares	196	—	328	228
Total adjusted average shares

19,327

18,862

19,413

19,041

Earnings (loss) from continuing operations	$12,754	$(1,836)	$20,413	$742
Earnings (loss) from discontinued operations	(2,155)	1,283	(74,289)	3,585

Net earnings (loss) applicable to common stock

$

10,599

$

(553

)

$

(53,876

)

$

4,327

Basic earnings (loss) per share of common stock:
Continuing operations	$0.67	$(0.10)	$1.07	$0.04
Discontinued operations

(0.12

)

0.07

(3.89

)

0.19

Total	$0.55	$(0.03)	$(2.82)	$0.23

Diluted earnings (loss) per share of common stock:
Continuing operations	$0.66	$(0.10)	$1.05	$0.04
Discontinued operations

(0.11

)

0.07

(3.83

)

0.19

Total	$0.55	$(0.03)	$(2.78)	$0.23

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the period.